Exhibit 99.1

CANNTRUST FINALIZES LETTER OF INTENT WITH SQDC TO SECURE NATIONAL DISTRIBUTION

VAUGHAN, ON, May 13, 2019 - CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX: TRST; NYSE:CTST), today announced it has finalized a Letter of Intent (“LOI”) with Société québécoise du cannabis (“SQDC”) to provide Quebec with high quality cannabis for the recreational market.

“This LOI signifies the first step towards a long and impactful relationship with the SQDC and consumers in Quebec. This is an important milestone as we have secured national distribution across all ten provinces for our adult-use products,” said Peter Aceto, Chief Executive Officer, CannTrust. “This will allow us to develop our brand presence in Quebec at a time when consumers are beginning to develop their preferences.”

The LOI will serve as an introduction of CannTrust’s recreational brands to the Quebec market beginning with two of the Company’s most established strains that will be available through SQDC later this year.

“Like our partners at SQDC, CannTrust encourages safe and responsible consumption of cannabis by both medical patients and legal age recreational consumers,” said Mr. Aceto. “To this end we support laws that make the underage sales and purchase of cannabis illegal.”

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 70,000 medical patients with its dried, extract and capsule products. The Company operates its approximately 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario, has been permitted to construct another 390,000 sq. ft. facility in Pelham, and prepares and packages its product portfolio at its approximately 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 200 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy

The forward-looking information and statements in this news release include statements relating to the finalization of the LOI resulting in a long and impactful relationship for CannTrust with the SQDC and consumers in Quebec. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation statements, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

SOURCE CannTrust Holdings Inc.

For further information: or to arrange an interview, please contact: Media Relations: Sybil Eastman, Tel: 1-888-677-1477, media@canntrust.ca; Investor Relations: Marc Charbin, 416-467-5229, investor@canntrust.ca